UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 1, 2002

Christine S. Grawemeyer
Senior Counsel
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Re: UAL Corporation
Incoming letter dated December 17 2001

Dear Mrs. Grawemeyer:

This is in response to your letter dated December 17, 2001 concerning the shareholder proposal submitted to UAL by Bill Carman. We also have received a letter on behalf of the proponent dated January 25, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Bill Carman
1016 W. Baltimore Pike, Apt. D23
Media, PA 19063

UAL CORPORATION

1934 Act/Rule 14a-8

December 17, 2001

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
DEC 14 2001

Re: UAL Corporation -- Shareholder Proposal Submitted by Bill Carman

Dear Ladies and Gentlemen:

On behalf of UAL Corporation and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Bill Carman from our proxy materials for the 2002 annual meeting of shareholders ("2002 Proxy"), which we expect to file in definitive form with the Commission on or about March 21, 2002.

We received a notice from Mr. Carman, dated November 19, 2001, submitting the proposal for consideration at our 2002 annual meeting of shareholders. The proposal (a copy of which is attached as Exhibit A) reads as follows:

UAL CORPORATION SHAREHOLDER PROPOSAL
LINKING EXECUTIVE COMPENSATION
TO REBUILDING THE COMPANY

"RESOLVED, that the stockholders of UAL Corporation (the "Company") request that the Board of Directors, in establishing and administering standards for use in awarding performance-based executive compensation, incorporate measures related to the rebuilding of the Company's core air transportation business after the industry-wide, shattering events of the September 11, 2001 terrorists attacks. The re-growth measures should include the recalling of employees laid off as a result of the September 11th attacks, recouping available seat mile capacity, recovering the number of departures, keeping operations in-house instead of subcontracting work previously done by the Company's employees and completing mainline capital expenditures planned prior to September 11th. These rebuilding measures shall be in addition to the current measures used to evaluate the Company's performance."

1112188 94152311

Supporting Statement

In the wake of the September 11th terrorist hijackings, the nation's air-travel system suffered a severe blow, threatening the existence of many air carriers. With the two-day shutdown of U.S. airspace, the immediate fall in demand of air travel, and new security measures mandated by the government, there have been and continue to be enormous costs to U.S. airlines which already existed on narrow profit margins.

In the immediate aftermath of the attacks, United Airlines announced plans to layoff 20,000 of its 98,000 workers and to reduce its flight schedule to 69 percent of departures operated before September 11th, lowering seat capacity by 26 percent.

I believe that UAL's ability to re-grow its core air carrier business is critical to its long-term success. Rather than seeking new and riskier ventures, UAL must focus on the goal of effectively running and strengthening its traditional air transportation business. Executives' compensation should be based, in part, on the Company's progress toward attaining that goal. To that end, I request that the Board of Directors formulate business re-growth performance criteria to be used in determining compensation for its executive officers in bonus, stock option and long-term incentive plans in which those executives participate. These measures should constitute a significant component in determining the overall amount of performance-based compensation.

Further, the "rebuilding of the Company" component of measuring performance should include both affirmative and negative components. On the affirmative side, an improvement in the measures related to the re-growth of the Company should result, all other factors remaining the same, in a higher overall performance rating for the executive and thus a larger amount of performance-based compensation. On the negative side, an executive's performance rating would decline if re-growth of the Company is not achieved.

Once the Company has returned to its pre-September 11th level in relation to these measures, these factors should continue to be used in determining executive performance-based compensation to evaluate the Company's performance in strengthening the Company's core air transportation business.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2002 Proxy.

We believe that the proposal may be properly omitted from UAL's proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be Properly Omitted under Rule 14a-8(i)(7) Because It Deals with UAL's Ordinary Business Operations

Rule 14a-8(i)(7) under the Exchange Act permits a registrant to omit a proposal: "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion was adopted in order to "relieve the management of the necessity of including in its proxy materials security holder proposals which relate to matters falling within the province of management." (Exchange Act Release No. 39093 (September 18, 1997) (quoting from Exchange Act Release No. 4950 (October 9, 1953)). Additionally, the Commission, in a 1998 release accompanying amendments to Rule 14a-8, stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." (Exchange Act Release No. 40018 (May 21, 1998).

The proposal calls for the establishment and administration of standards for performance-based executive compensation that incorporates "measures related to the rebuilding of the Company's core air transportation business after the industry-wide, shattering events of September 11, 2001 terrorist attacks." The proposal goes on to state that such measures should include: "the recalling of employees laid off as a result of the September 11th attacks, recouping available seat mile capacity, recovering the number of departures, keeping operations in house instead of subcontracting work previously done by the Company's employees and completing mainline capital expenditures planned prior to September 11th."

Under the proposal, each of the measures to which it is proposed that the performance-based executive compensation be tied clearly relates to the ordinary business operations of UAL. It is clear that the proponent's real purpose for the proposal is to pressure UAL's executives to take the actions set forth in the proposal, which in each case relate to the ordinary business operations of UAL, in order to earn their performance-based compensation.

The proponent attempts to disguise his proposal as a proposal relating to executive compensation matters because the proponent knows that the Staff generally does not believe that Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that relates to only executive compensation matters. We believe, however, that the real purpose behind the proposal is to require UAL to take a variety of ordinary business actions and has very little to do with executive compensation matters as such.

Clearly if the proponent had submitted a proposal asking UAL to recall all of the employees laid off as a result of the September 11th attacks or keep operations in house rather than subcontracting the work to third parties, UAL would be permitted to exclude the proposal on grounds that the proposal related to the ordinary business operations of UAL. There is no reason for the Staff to treat this proposal as anything but a proposal relating to the ordinary business operations of UAL.

For the foregoing reasons, it is my position that the proposal can be properly omitted under Rule 14a-8(i)(7) because it relates to the ordinary business operations of UAL.

II. Conclusion

Based on the foregoing, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the proposal is omitted from our 2002 Proxy. To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2002 Proxy, please contact me at (847) 700-5727 or Rick Toman at (847) 700-6228. We may also be reached by facsimile at (847) 700-4683 and would appreciate it if you would send your response to us by facsimile to that number.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Christine S. Grawemeyer

Christine S. Grawemeyer
Senior Counsel

Enclosures

EXHIBIT A

RT

FRANCESCA M. MAHER

NOV 19 2001

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Bill Carman
1016 W. Baltimore Pike
Apt. D23
Media, PA 19063

FAX COVERSHEET

TO:	Francesca M. Maher Secretary UAL Corporation
FAX #:	(847) 700-4683
FROM:	Bill Carman
DATE:	November 19, 2001
PAGES:	4

Please review the attached correspondence.

FRANCESCA M. MAHER

NOV 1 9 2001

SENIOR V.P. GENERAL
COUNSEL AND SECRETARY

Bill Carman
1016 W. Baltimore Pike
Apt. D23
Media, PA 19063

November 19, 2001

Francesca M. Maher
Secretary
UAL Corporation
P.O. Box 66919
Chicago, IL 60666

Dear Secretary Maher:

I am writing to give notice that pursuant to the 2001 proxy statement of UAL Corporation (the "Company"), I intend to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). I am the beneficial owner of 150 shares of common stock (the "Shares") of the Company, and I have held the Shares continuously for over one year. In addition, I intend to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I plan to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that I have no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 610-565-4962.

Sincerely,

Bill Carman

Bill Carman

UAL CORPORATION SHAREHOLDER PROPOSAL LINKING EXECUTIVE COMPENSATION TO REBUILDING THE COMPANY

"RESOLVED, that the stockholders of UAL Corporation (the "Company") request that the Board of Directors, in establishing and administering standards for use in awarding performance-based executive compensation, incorporate measures related to the rebuilding of the Company's core air transportation business after the industry-wide, shattering events of the September 11, 2001 terrorist attacks. The re-growth measures should include the recalling of employees laid off as a result of the September 11th attacks, recouping available seat mile capacity, recovering the number of departures, keeping operations in-house instead of subcontracting work previously done by the Company's employees and completing mainline capital expenditures planned prior to September 11th. These rebuilding measures shall be in addition to the current measures used to evaluate the Company's performance."

Supporting Statement

In the wake of the September 11th terrorist hijackings, the nation's air-travel system suffered a severe blow, threatening the existence of many air carriers. With the two-day shutdown of U.S. airspace, the immediate fall in demand of air travel, and new security measures mandated by the government, there have been and continue to be enormous costs to U.S. airlines which already existed on narrow profit margins.

In the immediate aftermath of the attacks, United Airlines announced plans to layoff 20,000 of its 98,000 workers and to reduce its flight schedule to 69 percent of departures operated before September 11th, lowering seat capacity by 26 percent.

I believe that UAL's ability to re-grow its core air carrier business is critical to its long-term success. Rather than seeking new and riskier ventures, UAL must focus on the goal of effectively running and strengthening its traditional air transportation business. Executives' compensation should be based, in part, on the Company's progress toward attaining that goal. To that end, I request that the Board of Directors formulate business re-growth performance criteria to be used in determining compensation for its executive officers and in bonus, stock option and long-term incentive plans in which those executives participate. These measures should constitute a significant component in determining the overall amount of performance-based compensation.

Further, the "rebuilding of the Company" component of measuring performance should include both affirmative and negative components. On the affirmative side, an improvement in the measures related to the re-growth of the Company should result, all other factors remaining the same, in a higher overall performance rating for the executive and thus a larger amount of performance-based compensation. On the negative side, an executive's performance rating would decline if re-growth of the Company is not achieved.

Once the Company has returned to its pre-September 11th level in relation to these measures, these factors should continue to be used in determining executive performance-based compensation to evaluate the Company's performance in strengthening the Company's core air transportation business.

January 25, 2002

Securities And Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of Bill Carman; no-action request by UAL Corporation

Dear Sir/Madam:

On November 19, 2001, Mr. Bill Carman (the "Proponent") submitted to UAL Corporation ("UAL" or the "Company") a shareholder proposal (the "Proposal") urging the Company's Board of Directors to incorporate measures related to the rebuilding of the Company's core air transportation business after the industry-wide, shattering events of the September 11, 2001 terrorist attacks into the standards for use in awarding performance-based executive compensation.

In a letter to the Commission dated December 17, 2001, the Company stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable as it relates to UAL's ordinary business operations.

As discussed more fully below, the Proposal would not interfere with how management and the Board of Directors of UAL run the Company on a day-to-day basis. Instead, the Proposal asks the Board of Directors to add a factor, rebuilding the core air transportation business, to the criteria used to determine how much performance-based compensation executives should receive.

I. Ordinary Business

The Proposal addresses executive compensation, a matter that the Division has consistently ruled to be outside the scope of the ordinary business exclusion. See, e.g., Time Warner Inc. (available February 17, 1998); Pinnacle West Capital Corp. (available March 16, 1993). UAL asserts that "the real purpose behind the proposal is to require UAL to take a variety of ordinary business actions and has very little to do with executive compensation matters as such."

UAL does not cite any authority for its position that the real purpose or intent, rather that the actual content, of a proposal determines whether it is excludable. The Division has denied no-action relief using an identical argument to UAL's before. See, e.g., United Technologies Corporation (available February 20, 2001). Also, in Louisiana-Pacific Corp. (available February 29, 1996), the proposal asked the registrant's board of directors to adopt executive compensation policies that place a priority on achieving continuous improvement in productivity, quality and service through employee involvement in decision-making, employee compensation linked to performance and a substantial commitment to training. The registrant claimed that the proposal only nominally related to executive compensation and its intent was to "cause changes in the Company's business operations relating to product quality, employee involvement in decision making, compensation on non-executive employees, and employee training." The Division did not agree, stating that the proposal "sufficiently related to policies and standards for setting executive compensation so as to render [the ordinary business ground for exclusion] unavailable."

The Proposal seeks to supplement the criteria used in setting performance-based compensation for UAL's executives. It does not seek to affect the wages, hours, benefits, or working conditions of UAL's employees. Contrast Humana, Inc. (available October 17, 1990) (proposal urging the registrant to recognize a specific union for collective bargaining excludable as ordinary business); Rohr Industries, Inc. (available September 10, 1991) (excludable proposal relating to the registrant becoming involved in an inter-industry committee to address productivity, unemployment, employee pension and vacation benefits); Modine Manufacturing Company (available May 6, 1998) (excludable proposal asking the Board of Directors to establish a committee to develop a corporate code of conduct addressing the right of employees to organize and maintain unions and other issues).

It is possible that changes in executives' incentives could shape changes in UAL's workplace practices, in the same manner that changes in financial criteria for executive pay may influence executives' actions. However, it is also possible that the result would be no changes in workplace practices. UAL speculates that the Proposal's real intention is to require the Company "to take a variety of ordinary business actions…" in which the Proponent has no control over.

In conclusion, the Proposal should not be excluded on the grounds raised by UAL. The Proposal seeks to add to the criteria used for executive performance pay and, therefore, squarely addresses executive compensation matters.

If you have any questions, please do not hesitate to call me at 610-565-4962. I would be pleased to be of further assistance in this matter.

Sincerely,

Bill Carman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.